Exhibit 3.2

THE COMPANIES ORDINANCE

LIMITED PRIVATE COMPANY

MEMORANDUM OF ASSOCIATION OF

OBJET LTD. (THE “COMPANY”)

1.	Company Name: Objet Ltd., or as otherwise shall be set forth in the Company’s Articles of Association, as amended from time to time (the “Articles”)

2.	The Company was incorporated for purposes set forth in the Articles.

3.	The liability of the Company’s members shall be as set forth in the Articles.

4.	The Company’s share capital shall be as set forth in the Articles.

5.

The majority vote required for any amendment to the provisions of this Memorandum of Association shall be the same majority vote as the majority vote that would have been required for such resolution according to the Articles if the resolution had been presented before a general meeting of the Company’s shareholders.

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